MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 ISA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED

2006 DEC 12 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


06019123

SUPPL

Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4th and 7th of December 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Karen Houlihan-Lane

**Karen Houlihan-Lane**
**Company Secretarial Assistant**
**MyTravel Group plc**

Enclosures

Jw 12/12

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 ISA

Registered in England.
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-061207

MYTGroupIet0001

Strictly Private & Confidential





**Merrill Lynch**

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
Telephone: 020 7628 1000

## Facsimile Cover Sheet

| | |
|---|---|
| **To:** | MyTravel Group Plc<br>Company Secretary |
| **Fax:** | 01706 742650 |
| **From:** | Louise Howard |
| **Department:** | Disclosures |
| **Phone:** | 020 7996 2121 |
| **Fax:** | 020 7996 1174 |
| **Date:** | 1 December 2006 |
| **Pages (including this cover sheet):** | 4 |

**Please telephone 020 7995 4818 should you have any trouble with transmission.**

**Message:**

Please see attached our notification for the MyTravel Group Plc.

Regards
Louise Howard



Registered in England (No. 2312079)
Registered Office: Merrill Lynch Financial Centre,2 King Edward Street, London EC1A 1HQ
A Subsidiary of Merrill Lynch & Co., Inc., Delaware, U.S.A.
Regulated by The Financial Services Authority
Member of the London Stock Exchange
VAT No. 245 1224 93

Merrill Lynch

Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332



Our ref: mytravel0112

1 December 2006

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU
United Kingdom

Dear Sir,

**Companies Act 1985 ss 198-202 (as amended)**

We are writing to notify you with regard to a change of circumstances affecting Merrill Lynch & Co., Inc.'s interest under the above legislation.

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that:

a) BlackRock Inc. (an asset management company in which Merrill Lynch & Co., Inc owns 49.8% of the common stock) has the interests in relevant share capital of your company disclosed in the attachments to this letter;

b) Merrill Lynch & Co., Inc has in aggregate the interests in the relevant share capital of your company disclosed in the attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully



Duly authorised for and on behalf
the notifying companies

## SCHEDULE

### Part 1

| Name | Address |
|---|---|
| BlackRock Investment Management (UK) Ltd | 33 King William Street<br>London EC4R 9AS |

### Part 2

| Name | Address |
|---|---|
| Merrill Lynch & Co., Inc. | World Financial Center<br>North Tower<br>250 Vesey Street<br>New York<br>NY 10281-1332 |

**attachment**

Company : MYTRAVEL GROUP PLC

as of: November 27, 2006

Class of shares: ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

| Company | Aggregate number of shares interested in |
|---|---|
| Merrill Lynch & Co.. Inc | 18,379,155 |
| BlackRock Group | 371,451 |
| Aggregated total | 18,750,606 |

4.07%

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Each company named below is interested in the numbers of shares set opposite its name:-

| | |
|---|---|
| Merrill Lynch & Co Inc | 18,379,155 |
| BlackRock Group | 371,451 |

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

4 December 2006

12. Total holding following this notification

18,750,606

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

4 December 2006

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

6 December 2006

12. Total holding following this notification

18,329,592

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

BlackRock Inc (an asset management company in which Merrill Lynch & Co., Inc owns 49.8% of the common stock) holds a non material interest in 371,451 shares. This figure is not included in the total holding shown above.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

7 December 2006

**Strictly Private & Confidential**


Merrill Lynch

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
Telephone: 020 7628 1000

# Facsimile Cover Sheet

| | |
|---|---|
| **To:** | MyTravel Group Plc<br>Company Secretary |
| **Fax:** | 01706 742650 |
| **From:** | Louise Howard |
| **Department:** | Disclosures |
| **Phone:** | 020 7996 2121 |
| **Fax:** | 020 7996 1174 |
| **Date:** | 6 December 2006 |
| **Pages (including this cover sheet):** | 4 |

**Please telephone 020 7995 4818 should you have any trouble with transmission.**

**Message:**

Please see attached our notification for the MyTravel Group Plc.

Regards
Louise Howard

Merrill Lynch

Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

Our ref: mytravel 0512

5 December 2006

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU
United Kingdom

Dear Sir,

**Companies Act 1985 ss 198-202 (as amended)**

We are writing to notify you with regard to a change of circumstances affecting Merrill Lynch & Co., Inc.'s interest under the above legislation.

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that:

a) BlackRock Inc. (an asset management company in which Merrill Lynch & Co., Inc owns 49.8% of the common stock) has the interests in relevant share capital of your company disclosed in the attachments to this letter;

b) Merrill Lynch & Co., Inc has in aggregate the interests in the relevant share capital of your company disclosed in the attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully



Duly authorised for and on behalf
the notifying companies

## SCHEDULE

### Part 1

| Name | Address |
|---|---|
| BlackRock Investment Management (UK) Ltd | 33 King William Street<br>London EC4R 9AS |

### Part 2

| | |
|---|---|
| Merrill Lynch & Co., Inc. | World Financial Center<br>North Tower<br>250 Vesey Street<br>New York<br>NY 10281-1332 |

**attachment**

Company : MyTravel Group Plc

as of: November 30, 2006

Class of shares: ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

| Company | Aggregate number of shares interested in |
|---|---|
| Merrill Lynch & Co., Inc | 18,329,592 |
| BlackRock Group | 371,451 |
| Aggregated total | 18,701,043 |